APA Securities, LLC

Financial Statement
Year Ended December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25**   AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **APA Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 Sylvan Avenue, Suite 240

(No. and Street)

Englewood Cliffs	**NJ**	**07632**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Yeates	**646-564-9227**	**ryeates@ap-advisors.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDMP Assurance, LLP

(Name – if individual, state last, first, and middle name)

2211 Congress Street	**Portland**	**ME**	**04102**
(Address)	(City)	(State)	(Zip Code)

6/10/2025	**7293**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard Yeates_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __APA Securi tiesLLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Richard J Yeates
Sworn to and subscribed
26th before me this
day of Feb, 2026

HYUN D JIN
NOTARY PUBLIC
STATE OF NEW JERSEY
ID #50141686
MY COMMISSION EXPIRES 10/28/2030

Signature: _Richard Yeates_

Title:
Presid ent

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.


BerryDunn
BDMP Assurance, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Managing Member of
APA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of APA Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDMP Assurance, LLP

We have served as the Company's auditor since 2025.

Portland, Maine
February 25, 2026

APA Securities, LLC

Statement of Financial Condition

As of December 31, 2025

Assets		
Cash segregated under Federal and other regulations	$	581,446
Cash and cash equivalents		766,460
Due from Parent		96,755
Other assets		23,079
	$	1,467,740
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	419,504
Due to Parent		97,631
Total Liabilities	$	517,135
Member's Equity		950,605
	$	1,467,740

See accompanying notes to financial statement.

1. Business

APA Securities, LLC ("Company"), is engaged in assisting the Company's direct parent, Abandoned Property Advisors, LLC ("APA"), to update security holder accounts, exchange, or tender shares registered to inactive, deceased, untendered or lost security holders. APA performs its services at the request of transfer agents or issuers. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has identified the President as the chief operating decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the chief operating decision maker uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents.

Concentrations of Credit Risk

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Management believes that it limits its credit exposure by placing its temporary cash investments in, what it believes to be, high credit quality institutions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statement, as the Company is a disregarded entity for income tax purposes. The ultimate responsibility for the provision of income taxes is with APA, the 100% owner of the Company.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. As of December 31, 2025, there was no impact to the financial statement related to accounting for uncertain income tax positions.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined under Rule 15c3-1, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to regulatory net capital ratio would exceed 10 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company has a minimum regulatory net capital requirement of $250,000. As of December 31, 2025, the Company had regulatory net capital of $830,625 and the regulatory net capital ratio was 0.62 to 1.

4. Cash Segregated Under Federal and Other Regulations

As of December 31, 2025, cash of $581,446 has been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), APA provides certain administrative, operating and other services (including serving as the employer of all full-time and shared Company employees) for which the cost is allocated to the Company. During the year ended December 31, 2025, the Company reimbursed APA $709,381. APA also pays expenses of or attributable to the Company under the Agreement and the Company reimburses APA. During the year ended December 31, 2025, expenses paid by APA on behalf of the Company amounted to $716,627, of which $97,631 is due to APA and is included in the statement of financial condition as of December 31, 2025.

Under a written Brokerage Service Agreement, the Company provides such services as are necessary for APA to fulfill the obligations of its agreement with shareholders or legal claimants. These services may include, but not be limited to, performing quality control checks to ensure transfer instructions are complete and accurate; providing Medallion Signature Guarantees on shareholder or legal claimant transfer instructions; delivering instructions to transfer agents; facilitating the re-registration or transfer of shares with the appropriate transfer agent; engaging a third-party clearing broker and delivering instructions to electronically transfer shares into the Company's omnibus account with the clearing broker; providing trade instructions to a clearing

broker; and taking receipt of sale proceeds, re-issued dividends and proceeds that represent only APA's fee in the Company's cash account; segregating APA's fees from customer funds and delivering the fees to APA on a recurring basis; issuing checks to shareholders or legal claimants; addressing complaints arising out of the liquidation of shares and processing requests for refunds, buy-backs of shares; and issuing Form 1099 statements to shareholders and legal claimants for all sales of shares executed by the Company. As of December 31, 2025 $96,755 is included in Due from Parent in the statement of financial condition related to providing these services.

6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 25, 2026, the date the financial statement was available to be issued.